UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1)of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$363,789,531.96	$72,758

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that 15,830,702 Class I common shares are redeemed or purchased for $22.98 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $72,758 Filing Party: Accenture SCA and Accenture International SARL

Form or Registration No.: TO-I Date Filed: February 13, 2004

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated February 13, 2004, and the accompanying shareholder communication (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 15,830,702 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $22.98 per share, in cash.

     Except as amended hereby, all the terms of the Tender Offer remain unchanged. This Amendment No. 1 amends and supplements the Schedule TO as follows:

(a)	The last paragraph under the heading “The Offer—3. Withdrawal Rights” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

“If we extend the offer and our redemption or purchase of Class I common shares is accordingly delayed then, subject to applicable law and the provisions of the Securities Exchange Act that require that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer, we may retain all tendered Class I common shares on our behalf, and the Class I common shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 3.”

(b)	The last paragraph under the heading “The Offer—4. Acceptance for Redemption or Purchase and Payment for Shares” of the Tender Offer is deleted in its entirety and replaced with the following paragraph:

UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE OFFER PRICE OF THE CLASS I COMMON SHARES WE REDEEM OR PURCHASE PURSUANT TO THE OFFER.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes

Name: Michael E. Hughes Title: Manager
Dated: February 26, 2004